Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-4 of Crescent Financial Bancshares, Inc., related to its merger with ECB Bancorp, Inc., of our report dated March 30, 2012, with respect to the consolidated balance sheets of ECB Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010, and the related consolidated results of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Dixon Hughes Goodman LLP

Greenville, North Carolina

November 21, 2012